The Variable Annuity Contract
issued by
BRIGHTHOUSE LIFE INSURANCE COMPANY
and
Brighthouse Separate Account Eleven for Variable Annuities

Brighthouse Access Annuity
Disclosure Notice
April 28, 2025
A flexible premium deferred variable annuity contract
This Disclosure Notice provides certain updated information about your Brighthouse Access Annuity Annuity Contract (the “Contract” or “contract”), a flexible premium deferred variable annuity contract issued by Brighthouse Life Insurance Company (“BLIC”, the “Company ”, or “we” or “us”). The Contract is no longer available for purchase.
Updated Financial Statements for BLIC and Brighthouse Separate Account Eleven for Variable Annuities (the “Separate Account”) are available free of charge at https://dfinview.com/BHF/PUFT/BHF76. The Contract prospectus, dated April 28, 2008, as supplemented, is available and contains more information about the Contract including its features, benefits, and risks. You can also obtain this information at no cost by calling (833) 208-3018 or by sending an email request to rcg@brighthousefinancial.com.
Additional general information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.
The Securities and Exchange Commission has not approved or disapproved these securities or determined if this Disclosure Notice is accurate or complete. Any representation to the contrary is a criminal offense.

Glossary

Contract Value — Purchase Payments, plus or minus any investment experience on the amounts allocated to the variable funds or interest on amounts allocated to the Fixed Account, adjusted by any applicable charges and withdrawals.
Contract Years — twelve month periods beginning with the date of Contract issuance.
Fixed Account — an account that consists of all of the assets under this Contract other than those in the Separate Account. The Fixed Account is part of the general assets of the Company.
Monitored Portfolios — certain Underlying Funds on which we monitor transfer activity. We may change the Monitored Portfolios at any time without notice in our sole discretion.
Purchase Payment — the premium payment(s) applied to the Contract, less any premium taxes (if applicable).
Separate Account — a segregated account registered with the Securities and Exchange Commission (SEC), the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.
Underlying Fund — a portfolio of an open-end management investment company, that is registered with the SEC, in which a Subaccount invests. May also be referred to as “Portfolio Company.”
Variable Funding Option — a Subaccount of the Separate Account (i.e., a portion of the assets of the Separate Account) that invests in an Underlying Fund.
Updated Information You Should Consider About The Contract

The information in this Notice is a summary of certain Contract features that have changed since the Disclosure Notice dated April 29, 2024. This may not reflect all of the changes that have occurred since your entered into your Contract.
Changes Affecting the Underlying Funds
Underlying Fund Name Change. Certain Underlying Funds were subject to a name change. The chart below identifies the former name and new name of the Underlying Funds .
Former Name	New Name
Brighthouse Funds Trust I	Brighthouse Funds Trust I
Brighthouse/abrdn Emerging Markets Equity Portfolio	SSGA Emerging Markets Enhanced Index Portfolio II*

*The effective date of this name change was August 19, 2024.
Underlying Fund Merger. The following Former Underlying Fund was merged with and into the New Underlying Fund.
Former Underlying Fund	New Underlying Fund
Brighthouse Funds Trust I	Brighthouse Funds Trust I
SSGA Emerging Markets Enhanced Index Portfolio II	SSGA Emerging Markets Enhanced Index Portfolio

Portfolio Addition. As a result of the merger described above, the SSGA Emerging Markets Enhanced Index Portfolio has been added to the Contract. This Underlying Fund is closed to new investments, except under dollar cost averaging and rebalancing programs in existence at the time of closing.

Transfers – Market Timing/Excessive Trading
Monitored Portfolios. We monitor transfer activity in the following “Monitored Portfolios” for purposes of imposing our restrictions on frequent transfers:
American Funds Global Growth Fund
American Funds Growth Fund
American Funds Growth-Income Fund
BlackRock High Yield Portfolio
Brighthouse Small Cap Value Portfolio
CBRE Global Real Estate Portfolio
ClearBridge Variable Small Cap Growth Portfolio
Harris Oakmark International Portfolio
Invesco Global Equity Portfolio
MFS® Research International Portfolio
Neuberger Berman Genesis Portfolio
T. Rowe Price Small Cap Growth Portfolio
Templeton Developing Markets VIP Fund
Templeton Foreign VIP Fund
Western Asset Management Strategic Bond Opportunities Portfolio

Important Information You Should Consider About the Contract

	Fees and Expenses			Location in Prospectus
Charges for Early Withdrawals	None.
Transaction Charges
You may be charged for the following transactions: transfers of contract value between investment options, which include the Underlying Funds.
Transfer Charge. Currently, we allow unlimited transfers among the investment options without charge. However, we reserve the right to charge for transfers after the first 12 transfers per year.
Fee Table and Examples Charges and Deductions – Transfer Charges
Ongoing Fees and Expenses (annual charges)
The table below describes the fees and expenses that you may pay each year, depending on the options you choose. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you have elected.
Fee Table and Examples Charges and Deductions Appendix A: Underlying Funds Available Under the Contract (located in this Disclosure Notice)
	Annual Fee	Minimum	Maximum
	Base Contract[1]	1.42%	1.42%
	Investment options (Portfolio Company fees and expenses)[2]	0.40%	1.37%
	Optional benefits available for an additional charge (for a single optional benefit, if elected)	None.	None.
1 As a percentage of average daily net assets of the Separate Account. The charge shown also includes the annual Contract administrative charge.
2 As a percentage of fund assets before temporary expense reimbursements and/or fee waivers.

Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your
Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the Contract.

	Lowest Annual Cost $1,668	Highest Annual Cost $2,464
	Assumes:	Assumes:
●Investment of $100,000
●5% annual appreciation
●Least expensive Portfolio Company
fees and expenses
●No optional benefits
●No Purchase Payment Credits
●No additional Purchase Payments,
transfers, or withdrawals

●Investment of $100,000
●5% annual appreciation
●Most expensive combination of
optional benefits and Portfolio
Company fees and expenses
●No Purchase Payment Credits
●No additional Purchase
Payments, transfers, or
withdrawals

	Risks	Location in Prospectus
Risk of Loss	You can lose money by investing in this Contract including loss of principal.	The Annuity Contract – The Variable Funding Options
Not a Short-Term Investment
This Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash.
The benefits of tax deferral and living benefit protection also mean the
Contract is more beneficial to investors with a long time horizon.
The Annuity Contract – The Variable Funding Options
Risks Associated with Investment Options
●An investment in this Contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options available under the Contract (e.g., Underlying
Funds).
●Each investment option, including the Fixed Account, has its own unique risks.
●You should review the prospectuses for the available Underlying Funds and the prospectus disclosure concerning the Fixed Account before making an investment decision.
The Annuity Contract – The Variable Funding Options
Insurance Company Risks
An investment in the Contract is subject to the risks related to us. Any obligations (including under the Fixed Account) or guarantees and benefits of the Contract that exceed the assets of the Separate Account are subject to our claims-paying ability. If we experience financial distress, we may not be able to meet our obligations to you. More information about the
Company, including our financial strength ratings, is available by contacting us at (888) 243-1968.
The Annuity Contract
Restrictions
Investments
●Currently, we allow unlimited transfers without charge among investment options during the accumulation phase. However, we reserve the right to impose a charge for transfers in excess of 12 per year.
●We reserve the right to limit transfers in circumstances of frequent or large transfers.
●We reserve the right to remove or substitute the Underlying Funds available as investment options under the Contract.
Transfers Appendix D: The Fixed Account
Optional Benefits
●Certain optional benefits could limit subsequent Purchase Payments.
●Withdrawals may reduce the value of an optional benefit by an amount greater than the value withdrawn, which could significantly reduce the value or even terminate the benefit.
●You must select a specific annuity option to exercise the Variable
Liquidity Benefit during the annuity period.
Payment Options - Variable Liquidity Benefit
Taxes
Tax Implications
●Consult with a tax professional to determine the tax implications of an investment in and payments received under this Contract.
●If you purchase the Contract through a tax-qualified plan or individual retirement account, you do not get any additional tax benefit.
●You will generally not be taxed on increases in the value of the Contract until they are withdrawn. Withdrawals will be subject to ordinary income tax, and may be subject to tax penalties if you take a withdrawal before age 59½.
Federal Tax Considerations

	Conflicts of Interest	Location in Prospectus
Investment Professional Compensation
Your investment professional may receive compensation for selling this
Contract to you, in the form of commissions, additional cash benefits (e.g., bonuses), and non-cash compensation. This conflict of interest may influence your investment professional to recommend this Contract over another investment for which the investment professional is not compensated or compensated less.
Other Information – Distribution of Variable Annuity Contracts
Exchanges
If you already own an insurance contract, some investment professionals may have a financial incentive to offer you a new contract in place of the one you own. You should only exchange a contract you already own if you determine, after comparing the features, fees, and risks of both contracts, that it is better for you to purchase the new contract rather than continue to own your existing contract.
Federal Tax Considerations

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Appendix A

Underlying Funds Available Under the Contract
The following is a list of Underlying Funds under the Contract. More information about the Underlying Funds is available in the prospectuses for the Underlying Funds, which may be amended from time to time and can be found online at https://dfinview.com/BHF/PUFT/BHF76. You can also request this information at no cost by calling (833) 208-3018 or sending an email request to rcg@brighthousefinancial.com.
The current expenses and performance information below reflects fees and expenses of the Underlying Funds, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Underlying Fund’s past performance is not necessarily an indication of future performance.
Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
Seeks long-term growth of capital.	American Funds Global Growth Fund — Class 2# Capital Research and Management CompanySM	0.66%	13.68%	9.76%	10.74%
Seeks growth of capital.	American Funds Growth Fund — Class 2 Capital Research and Management CompanySM	0.59%	31.61%	18.83%	16.58%
Seeks long-term growth of capital and income.	American Funds Growth-Income Fund — Class 2 Capital Research and Management CompanySM	0.53%	24.23%	13.01%	12.20%
Seeks to maximize total return, consistent with income generation and prudent investment management.	BlackRock High Yield Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: BlackRock Financial Management, Inc.	0.63%	8.42%	4.67%	5.28%
Seeks long-term capital appreciation.	Brighthouse Small Cap Value Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Allspring Global Investments, LLC	1.08%	8.10%	7.00%	7.82%
Seeks long-term capital appreciation.	Brighthouse/Wellington Large Cap Research Portfolio — Class E# Brighthouse Investment Advisers, LLC Subadviser: Wellington Management Company LLP	0.69%	21.51%	13.34%	12.29%
Seeks total return through investment in real estate securities, emphasizing both capital appreciation and current income.	CBRE Global Real Estate Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: CBRE Investment Management Listed Real Assets LLC	0.65%	0.66%	1.87%	3.38%
Seeks long-term capital appreciation.	Harris Oakmark International Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Harris Associates L.P.	0.72%	-4.73%	1.84%	3.53%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
Seeks capital growth and income.	Invesco Comstock Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Invesco Advisers, Inc.	0.82%	14.73%	11.42%	9.39%
Seeks capital appreciation.	Invesco Global Equity Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Invesco Advisers, Inc.	0.83%	16.15%	9.43%	9.82%
Seeks long-term growth of capital.	Loomis Sayles Growth Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Loomis, Sayles & Company, L.P.	0.55%	34.47%	18.33%	12.15%
Seeks capital appreciation.	MFS® Research International Portfolio — Class B#† Brighthouse Investment Advisers, LLC Subadviser: Massachusetts Financial Services Company	0.89%	2.95%	3.87%	5.23%
Seeks capital appreciation.	Morgan Stanley Discovery Portfolio — Class B†† Brighthouse Investment Advisers, LLC Subadviser: Morgan Stanley Investment Management Inc.	0.91%	38.93%	10.62%	12.02%
Seeks maximum real return, consistent with preservation of capital and prudent investment management.	PIMCO Inflation Protected Bond Portfolio — Class A Brighthouse Investment Advisers, LLC Subadviser: Pacific Investment Management Company LLC	0.81%	2.53%	2.12%	2.26%
Seeks maximum total return, consistent with the preservation of capital and prudent investment management.	PIMCO Total Return Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Pacific Investment Management Company LLC	0.84%	2.43%	-0.14%	1.43%
Seeks to provide total return, primarily through capital appreciation.	SSGA Emerging Markets Enhanced Index Portfolio — Class A†† Brighthouse Investment Advisers, LLC Subadviser: SSGA Funds Management, Inc	0.66%	11.41%	3.02%	—
Seeks long-term capital appreciation by investing in common stocks believed to be undervalued. Income is a secondary objective.	T. Rowe Price Large Cap Value Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: T. Rowe Price Associates, Inc.	0.78%	11.11%	8.41%	8.45%
Seeks long-term capital appreciation by investing in common stocks believed to be undervalued. Income is a secondary objective.	T. Rowe Price Large Cap Value Portfolio — Class E†† Brighthouse Investment Advisers, LLC Subadviser: T. Rowe Price Associates, Inc.	0.68%	11.18%	8.52%	8.55%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
Seeks high total return by investing in equity securities of mid-sized companies.	Victory Sycamore Mid Cap Value Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Victory Capital Management Inc.	0.85%	9.78%	10.75%	8.31%
Seeks a competitive total return primarily from investing in fixed-income securities.	BlackRock Bond Income Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: BlackRock Advisors, LLC	0.39%	1.51%	-0.05%	1.66%
Seeks long-term growth of capital.	BlackRock Capital Appreciation Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: BlackRock Advisors, LLC	0.56%	31.99%	16.00%	15.07%
Seeks a high level of current income consistent with prudent investment risk and preservation of capital.	BlackRock Ultra-Short Term Bond Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: BlackRock Advisors, LLC	0.37%	5.11%	2.34%	1.68%
Seeks long-term capital appreciation with some current income.	Brighthouse/Wellington Balanced Portfolio — Class A Brighthouse Investment Advisers, LLC Subadviser: Wellington Management Company LLP	0.52%	13.86%	8.40%	8.39%
Seeks to provide a growing stream of income over time and, secondarily, long-term capital appreciation and current income.	Brighthouse/Wellington Core Equity Opportunities Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Wellington Management Company LLP	0.62%	8.61%	8.97%	10.16%
Seeks maximum capital appreciation.	Frontier Mid Cap Growth Portfolio — Class D# Brighthouse Investment Advisers, LLC Subadviser: Frontier Capital Management Company, LLC	0.79%	17.64%	8.45%	9.80%
Seeks to track the performance of the Standard & Poor’s 500® Composite Stock Price Index.	MetLife Stock Index Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: MetLife Investment Management, LLC	0.51%	24.37%	13.95%	12.54%
Seeks a favorable total return through investment in a diversified portfolio.	MFS® Total Return Portfolio — Class F# Brighthouse Investment Advisers, LLC Subadviser: Massachusetts Financial Services Company	0.82%	7.57%	5.94%	6.29%
Seeks capital appreciation.	MFS® Value Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Massachusetts Financial Services Company	0.58%	11.91%	8.23%	8.89%
Seeks high total return, consisting principally of capital appreciation.	Neuberger Berman Genesis Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Neuberger Berman Investment Advisers LLC	0.81%	9.10%	8.58%	9.70%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
Seeks long-term growth of capital.	T. Rowe Price Large Cap Growth Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: T. Rowe Price Associates, Inc.	0.81%	29.98%	13.12%	13.61%
Seeks long-term capital growth.	T. Rowe Price Small Cap Growth Portfolio — Class B Brighthouse Investment Advisers, LLC Subadviser: T. Rowe Price Associates, Inc.	0.76%	13.20%	8.05%	9.82%
Seeks to maximize total return consistent with preservation of capital.	Western Asset Management Strategic Bond Opportunities Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Western Asset Management Company LLC	0.56%	4.88%	1.01%	2.95%
Seeks to maximize total return consistent with preservation of capital and maintenance of liquidity.	Western Asset Management U.S. Government Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Western Asset Management Company LLC	0.50%	2.34%	0.24%	1.19%
Seeks long-term capital appreciation.	Contrafund® Portfolio — Service Class 2 Fidelity Management & Research Company LLC Subadviser: FMR UK, FMR HK, and FMR Japan	0.81%	33.45%	16.74%	13.33%
Seeks capital appreciation.	Dynamic Capital Appreciation Portfolio — Service Class 2 Fidelity Management & Research Company LLC Subadviser: FMR UK, FMR HK, and FMR Japan	0.87%	25.19%	16.09%	12.76%
Seeks long-term growth of capital.	Mid Cap Portfolio — Service Class 2 Fidelity Management & Research Company LLC Subadviser: FMR UK, FMR HK, and FMR Japan	0.82%	17.18%	11.06%	8.94%
Seeks long-term capital appreciation.	Templeton Developing Markets VIP Fund — Class 2# Templeton Asset Management Ltd. Subadviser: Franklin Templeton Investment Management Limited	1.36%	7.67%	0.88%	3.98%
Seeks long-term capital growth.	Templeton Foreign VIP Fund — Class 2# Templeton Investment Counsel, LLC	1.06%	-1.00%	2.60%	2.38%
Seeks long-term capital appreciation.	ClearBridge Variable Appreciation Portfolio — Class I Legg Mason Partners Fund Advisor, LLC Subadviser: ClearBridge Investments, LLC	0.70%	22.65%	12.78%	11.99%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
Seeks long-term growth of capital.	ClearBridge Variable Large Cap Growth Portfolio — Class I Legg Mason Partners Fund Advisor, LLC Subadviser: ClearBridge Investments, LLC	0.74%	27.89%	14.75%	14.58%
Seeks long-term growth of capital as its primary objective. Current income is a secondary objective.	ClearBridge Variable Large Cap Value Portfolio — Class I Legg Mason Partners Fund Advisor, LLC Subadviser: ClearBridge Investments, LLC	0.72%	8.08%	9.11%	8.63%
Seeks long-term growth of capital.	ClearBridge Variable Small Cap Growth Portfolio — Class I Legg Mason Partners Fund Advisor, LLC Subadviser: ClearBridge Investments, LLC	0.80%	4.50%	5.39%	7.93%
#
Certain Underlying Funds and their investment advisers have entered into temporary expense reimbursements and/or fee waivers, which are reflected in the Current Expenses. Please see the Underlying Funds' prospectuses for additional information regarding these arrangements.
†
Not available under all Contracts. Availability depends on Contract issue date.
††
Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.

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The prospectus, as supplemented, and statement of additional information ("SAI") dated April 28, 2008 include additional information. The prospectus and SAI are available, without charge, upon request. For a free copy, call us at (833) 208-3018 or send an email request to rcg@brighthousefinancial.com. You can also access other information about the Contract online at https://dfinview.com/BHF/PUFT/BHF76.
Reports and other information about the Separate Account are available on the SEC’s website at http://www.sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

The Financial Industry Regulatory Authority (“FINRA”) provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.
We are not a fiduciary and do not give advice or make recommendations regarding insurance or investment products. Ask your financial representative for guidance regarding any requests or elections and for information about your particular investment needs. Please bear in mind that your financial representative, or any financial firm or financial professional you consult to provide advice, is acting on your behalf. We are not a party to any agreement between you and your financial professional. We do not recommend and are not responsible for any securities transactions or investment strategies involving securities (including account recommendations).
EDGAR Contract Identifier No. is C000068751